JOHN HANCOCK FUNDS

PROXY VOTING POLICIES

John Hancock Advisers, LLC Sovereign Asset Management Corporation Proxy Voting Guidelines

We believe in placing our clients' interests first. Before we invest in a particular stock or bond, our team of portfolio managers and research analysts look closely at the company by examining its earnings history, its management team and its place in the market. Once we invest, we monitor all our clients' holdings, to ensure that they maintain their potential to produce results for investors.

As part of our active investment management strategy, we keep a close eye on each company we invest in. Routinely, companies issue proxies by which they ask investors like us to vote for or against a change, such as a new management team, a new business procedure or an acquisition. We base our decisions on how to vote these proxies with the goal of maximizing the value of our clients' investments.

Currently, John Hancock Advisers, LLC ("JHA") and Sovereign Asset Management Corporation ("Sovereign") manage open-end funds, closed-end funds and portfolios for institutions and high-net-worth investors. Occasionally, we utilize the expertise of an outside asset manager by means of a subadvisory agreement. In all cases, JHA or Sovereign makes the final decision as to how to vote our clients' proxies. There is one exception, however, and that pertains to our international accounts. The investment management team for international investments votes the proxies for the accounts they manage. Unless voting is specifically retained by the named fiduciary of the client, JHA and Sovereign will vote proxies for ERISA clients.

In order to ensure a consistent, balanced approach across all our investment teams, we have established a proxy oversight group comprised of associates from our investment, operations and legal teams. The group has developed a set of policies and procedures that detail the standards for how JHA and Sovereign vote proxies. The guidelines of JHA have been approved and adopted by each fund client's board of trustees who have voted to delegate proxy voting authority to their investment adviser, JHA. JHA and Sovereign's other clients have granted us the authority to vote proxies in our advisory contracts or comparable documents.

JHA and Sovereign have hired a third party proxy voting service which has been instructed to vote all proxies in accordance with our established guidelines except as otherwise instructed.

In evaluating proxy issues, our proxy oversight group may consider information from many sources, including the portfolio manager, management of a company presenting a proposal, shareholder groups, and independent proxy research services. Proxies for securities on loan through securities lending programs will generally not be voted, however a decision may be made to recall a security for voting purposes if the issue is material.

Below are the guidelines we adhere to when voting proxies. Please keep in mind that these are purely guidelines. Our actual votes will be driven by the particular circumstances of each proxy. From time to time votes may ultimately be cast on a case-by-case basis, taking into consideration relevant facts and circumstances at the time of the vote. Decisions on these matters (case-by-case, abstention, recall) will normally be made by a portfolio manager under the supervision of the chief investment officer and the proxy oversight group. We may abstain from voting a proxy if we conclude that the effect on our clients' economic interests or the value of the portfolio holding is indeterminable or insignificant.

Proxy Voting Guidelines

Board of Directors

We believe good corporate governance evolves from an independent board.

We support the election of uncontested director nominees, but will withhold our vote for any nominee attending less than 75% of the board and committee meetings during the previous fiscal year. Contested elections will be considered on a case by case basis by the proxy oversight group, taking into account the nominee's qualifications. We will support management's ability to set the size of the board of directors and to fill vacancies without shareholder approval but will not support a board that has fewer than 3 directors or allows for the removal of a director without cause.

We will support declassification of a board and block efforts to adopt a classified board structure. This structure typically divides the board into classes with each class serving a staggered term.

In addition, we support proposals for board indemnification and limitation of director liability, as long as they are consistent with corporate law and shareholders' interests. We believe that this is necessary to attract qualified board members.

Selection of Auditors

We believe an independent audit committee can best determine an auditor's qualifications.

We will vote for management proposals to ratify the board's selection of auditors, and for proposals to increase the independence of audit committees.

Capitalization

We will vote for a proposal to increase or decrease authorized common or preferred stock and the issuance of common stock, but will vote against a proposal to issue or convert preferred or multiple classes of stock if the board has unlimited rights to set the terms and conditions of the shares, or if the shares have voting rights inferior or superior to those of other shareholders.

In addition, we will support a management proposal to: create or restore preemptive rights; approve a stock repurchase program; approve a stock split or reverse stock split; and, approve the issuance or exercise of stock warrants

Acquisitions, mergers and corporate restructuring

Proposals to merge with or acquire another company will be voted on a case-by-case basis, as will proposals for recapitalization, restructuring, leveraged buyout, sale of assets, bankruptcy or liquidation. We will vote against a reincorporation proposal if it would reduce shareholder rights. We will vote against a management proposal to ratify or adopt a poison pill or to establish a supermajority voting provision to approve a merger or other business combination. We would however support a management proposal to opt out of a state takeover statutory provision, to spin-off certain operations or divisions and to establish a fair price provision.

Corporate Structure and Shareholder Rights

In general, we support proposals that foster good corporate governance procedures and that provide shareholders with voting power equal to their equity interest in the company.

To preserve shareholder rights, we will vote against a management proposal to restrict shareholders' right to: call a special meeting and to eliminate a shareholders' right to act by written consent. In addition, we will not support a management proposal to adopt a supermajority vote requirement to change certain by-law or charter provisions or a non-technical amendment to by-laws or a charter that reduces shareholder rights.

Equity-based compensation

Equity-based compensation is designed to attract, retain and motivate talented executives and independent directors, but should not be so significant as to materially dilute shareholders' interests.

We will vote against the adoption or amendment of a stock option plan if the:

• plan dilution is more than 10% of outstanding common stock,

• plan allows for non-qualified options to be priced at less than 85% of the fair market value on the grant date,

• company allows or has allowed the re-pricing or replacement of underwater options in the past fiscal year (or the exchange of underwater options).

With respect to the adoption or amendment of employee stock purchase plans or a stock award plan, we will vote against management if:

• the plan allows stock to be purchased at less than 85% of fair market value;

• this plan dilutes outstanding common equity greater than 10%;

• all stock purchase plans, including the proposed plan, exceed 15% of outstanding common equity.

Other Business

For routine business matters which are the subject of many proxy related questions, we will vote with management proposals to:

• change the company name;

• approve other business;

• adjourn meetings;

• make technical amendments to the by-laws or charters;

• approve financial statements;

• approve an employment agreement or contract.

Shareholder Proposals

Shareholders are permitted per SEC regulations to submit proposals for inclusion in a company's proxy statement. We will generally vote against shareholder proposals and in accordance with the recommendation of management except as follows where we will vote for proposals:;

• calling for shareholder ratification of auditors;

• calling for auditors to attend annual meetings;

• seeking to increase board independence;

• requiring minimum stock ownership by directors;

• seeking to create a nominating committee or to increase the independence of the nominating committee;

• seeking to increase the independence of the audit committee.

Corporate and social policy issues

We believe that "ordinary business matters" are primarily the responsibility of management and should be approved solely by the corporation's board of directors.

Proposals in this category, initiated primarily by shareholders, typically request that the company disclose or amend certain business practices. We generally vote against business practice proposals and abstain on social policy issues, though we may make exceptions in certain instances where we believe a proposal has substantial economic implications.

John Hancock Advisers, LLC Sovereign Asset Management Corporation Proxy Voting Procedures

The role of the proxy voting service

John Hancock Advisers, LLC ("JHA") and Sovereign Asset Management Corporation ("Sovereign") have hired a proxy voting service to assist with the voting of client proxies. The proxy service coordinates with client custodians to ensure that proxies are received for securities held in client accounts and acted on in a timely manner. The proxy service votes all proxies received in accordance with the proxy voting guidelines established and adopted by JHA and Sovereign. When it is unclear how to apply a particular proxy voting guideline or when a particular proposal is not covered by the guidelines, the proxy voting service will contact the proxy oversight group coordinator for a resolution.

The role of the proxy oversight group and coordinator

The coordinator will interact directly with the proxy voting service to resolve any issues the proxy voting service brings to the attention of JHA or Sovereign. When a question arises regarding how a proxy should be voted the coordinator contacts the firm's investment professionals and the proxy oversight group for a resolution. In addition the coordinator ensures that the proxy voting service receives responses in a timely manner. Also, the coordinator is responsible for identifying whether, when a voting issue arises, there is a potential conflict of interest situation and then escalating the issue to the firm's Executive Committee. For securities out on loan as part of a securities lending program, if a decision is made to vote a proxy, the coordinator will manage the return/recall of the securities so the proxy can be voted.

The role of mutual fund trustees

The boards of trustees of our mutual fund clients have reviewed and adopted the proxy voting guidelines of the funds' investment adviser, JHA. The trustees will periodically review the proxy voting guidelines and suggest changes they deem advisable.

Conflicts of interest

Conflicts of interest are resolved in the best interest of clients.

With respect to potential conflicts of interest, proxies will be voted in accordance with JHA's or Sovereign's predetermined policies. If application of the predetermined policy is unclear or does not address a particular proposal, a special internal review by the JHA Executive Committee or Sovereign Executive Committee will determine the vote. After voting, a report will be made to the client (in the case of an investment company, to the fund's board of trustees), if requested. An example of a conflict of interest created with respect to a proxy solicitation is when JHA or Sovereign must vote the proxies of companies that they provide investment advice to or are currently seeking to provide investment advice to, such as to pension plans.